UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number 001-39354

Quhuo Limited

(Exact name of registrant as specified in its charter)

3F, Building A, Xin’anmen, No. 1 South Bank

Huihe South Street, Chaoyang District

Beijing, People’s Republic of China

+86 (10) 5923-6208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

The extraordinary general meeting of shareholders of Quhuo Limited, a Cayman Islands exempted company (the “Company”), was held at 3F, Building A, Xin’anmen, No. 1 South Bank Huihe South Street, Chaoyang District, Beijing, People’s Republic of China, on March 11, 2026 at 10:00 p.m. Eastern Time (the “EGM”).

At the close of business on February 13, 2026, the record date for the determination of holders of the ordinary shares (the “Ordinary Shares”) of the Company entitled to vote at the EGM, there were outstanding and entitled to vote a total of 22,778,561,135 Ordinary Shares, consisting of (i) 22,672,264,505 Class A ordinary shares, par value US$0.0001 per share (the “Class A Ordinary Shares”), with one (1) vote per share, (ii) 6,296,630 Class B ordinary shares, par value US$0.0001 per share (the “Class B Ordinary Shares”), with four hundred and eighty (480) votes per share, and (iii) 100,000,000 Class C ordinary shares, par value US$0.0001 per share (the “Class C Ordinary Shares”), with four hundred and eighty (480) votes per share. At the EGM, shareholders entitled to cast an aggregate of 52,449,790,130 votes were represented in person or by proxy, exceeding one-third of the total voting power of the Ordinary Shares entitled to vote at the EGM and constituting a quorum.

At the EGM, the Company’s shareholders approved the following proposals:

(i)	Proposal 1: By way of an ordinary resolution, that the termination of the Company’s American Depositary Receipt program (including the termination of any related deposit agreement, as amended) (the “ADR Termination”) and the direct listing of the Company’s Class A ordinary shares on The Nasdaq Stock Market LLC (the “Listing”), with the ADR Termination and the Listing to occur on the same date be approved.

(ii)

Proposal 2: By way of an ordinary resolution, that the Company’s share capital (whether issued or unissued) be consolidated at a ratio of 32,000-to-1, such that (i) every 32,000 Class A Ordinary Shares of a par value of US$0.0001 each be consolidated into one Class A Ordinary Share of a par value of US$3.20 each, (ii) every 32,000 Class B Ordinary Shares of a par value of US$0.0001 each be consolidated into one Class B Ordinary Share of a par value of US$3.20 each, (iii) every 32,000 Class C Ordinary Shares of a par value of US$0.0001 each be consolidated into one Class C Ordinary Share of a par value of US$3.20 each, and (iv) every 32,000 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 9 of the Memorandum and Articles of Association of the Company (the “Undesignated Shares”) be consolidated into one Undesignated Share of a par value of US$3.20 each (the “Share Consolidation”), which shall take effect simultaneously with the ADR Termination and the Listing of the Class A Ordinary Shares, and upon the Share Consolidation becoming effective, the authorized share capital of the Company shall be changed:

FROM: US$10,000,000 divided into 100,000,000,000 shares comprising (i) 80,000,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, (ii) 6,296,630 Class B Ordinary Shares of a par value of US$0.0001 each, (iii) 500,000,000 Class C Ordinary Shares of a par value of US$0.0001 each, and (iv) 19,493,703,370 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 9 of the Memorandum and Articles of Association of the Company

TO: US$10,000,000 divided into 3,125,000 shares comprising (i) 2,500,000 Class A Ordinary Shares of a par value of US$3.20 each, (ii) 196.7696875 Class B Ordinary Shares of a par value of US$3.20 each, (iii) 15,625 Class C Ordinary Shares of a par value of US$3.20 each and (iv) 609,178.2303125 shares of a par value of US$3.20 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 9 of the Memorandum and Articles of Association of the Company, and no fractional shares be issued in connection with the Share Consolidation and all fractional shares (after aggregating all fractional shares that would otherwise be received by a shareholder) resulting from the Share Consolidation shall instead be rounded up to the nearest whole number of shares.

(iii)

Proposal 3: By way of an ordinary resolution, that immediately following the Share Consolidation becoming effective, the authorized share capital of the Company be increased

FROM: US$10,000,000 divided into 3,125,000 shares comprising (i) 2,500,000 Class A Ordinary Shares of a par value of US$3.20 each, (ii) 196.7696875 Class B Ordinary Shares of a par value of US$3.20 each, (iii) 15,625 Class C Ordinary Shares of a par value of US$3.20 each and (iv) 609,178.2303125 shares of a par value of US$3.20 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 9 of the Memorandum and Articles of Association of the Company

TO: US$3,840,000,000 divided into 1,200,000,000 shares comprising (i) 1,000,000,000 Class A Ordinary Shares of a par value of US$3.20 each, (ii) 10,000,000 Class B Ordinary Shares of a par value of US$3.20 each, (iii) 10,000,000 Class C Ordinary Shares of a par value of US$3.20 each, and (iv) 180,000,000 shares of a par value of US$3.20 each of such class or classes (however designated) as the board of directors may determine in accordance with the Memorandum and Articles of Association of the Company, by the creation of (i) 997,500,000 Class A Ordinary Shares of a par value of US$3.20 each, (ii) 9,999,803.2303125 Class B Ordinary Shares of a par value of US$3.20 each, (iii) 9,984,375 Class C Ordinary Shares of a par value of US$3.20 each and (iv) 179,390,821.7696875 shares of a par value of US$3.20 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 9 of the Memorandum and Articles of Association of the Company (the “Share Capital Increase”).

(iv)

Proposal 4: By way of a special resolution, that immediately following the Share Capital Increase and conditional upon the registration by the Registrar of Companies of the Cayman Islands of the solvency statement and minute containing the particulars required under the Companies Act (As Revised) of the Cayman Islands with respect to the Capital Reduction (as defined below):

(a)	the par value of each authorized and issued share in the capital of the Company be reduced from US$3.20 per share to US$0.0001 per share such that the issued share capital be reduced by cancelling the paid-up capital of the Company to the extent of US$3.19999 on each of the then issued shares of the Company (the “Capital Reduction”);

(b)	the credit arising from the Capital Reduction be transferred to a distributable reserve account of the Company which may be utilized by Company as the board of directors of the Company may deem fit and permitted under the Companies Act (As Revised) of the Cayman Islands, the Memorandum and Articles of Association of the Company and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

(c)	immediately following the Capital Reduction, each of the authorized but unissued shares in the capital of the Company be sub-divided into 32,000 shares of a par value of US$0.0001 each (the “Share Sub-Division”);

(d)	immediately following the Capital Reduction and the Share Sub-Division, the authorized share capital of the Company shall be changed,

FROM: US$3,840,000,000 divided into 1,200,000,000 shares comprising (i) 1,000,000,000 Class A Ordinary Shares of a par value of US$3.20 each, (ii) 10,000,000 Class B Ordinary Shares of a par value of US$3.20 each, (iii) 10,000,000 Class C Ordinary Shares of a par value of US$3.20 each, and (iv) 180,000,000 shares of a par value of US$3.20 each of such class or classes (however designated) as the board of directors may determine in accordance with the Memorandum and Articles of Association of the Company

TO: US$120,000 divided into 1,200,000,000 shares comprising (i) 1,000,000,000 Class A Ordinary Shares of a par value of US$0.0001 each (the “New Class A Ordinary Shares”), (ii) 10,000,000 Class B Ordinary Shares of a par value of US$0.0001 each (the “New Class B Ordinary Shares”), (iii) 10,000,000 Class C Ordinary Shares of a par value of US$0.0001 each (the “New Class C Ordinary Shares”), and (iv) 180,000,000 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with the Memorandum and Articles of Association of the Company (the “New Undesignated Shares”), of which 708,509 New Class A Ordinary Shares, 197 New Class B Ordinary Shares, and 3,125 New Class C Ordinary Shares are issued and are fully paid up and the remainder are unissued; and

(e)	each of the New Class A Ordinary Shares, New Class B Ordinary Shares, New Class C Ordinary Shares and New Undesignated Shares arising from the Capital Reduction shall rank pari passu in all respects with each other respectively and shall have the rights and privileges and be subject to the restrictions as contained in the Memorandum and Articles of Association of the Company.

(v)	Proposal 5: By way of an ordinary resolution, that conditional upon the approval of the Company’s board of directors (the “Board”) in its sole discretion within five (5) years after the date of this Meeting, or on such date as any director or chief executive officer of the Company deems advisable and may determine in his or her absolute discretion, each 1,000, or such lesser whole share amount as the Board may determine in its sole discretion, such amount not to be less than two (2) ordinary shares of a par value of US$0.0001 each (whether issued or unissued) be consolidated into 1 (one) ordinary share of the Company, with such consolidated shares having the same rights, privileges and restrictions (save as to par value) as the existing shares of such class as set out in the memorandum and articles of association of the Company in effect at the relevant time (the “Potential Share Consolidations”).

Set forth below are the voting results for each of the proposals(1):

1.	Proposal 1: ADR Termination and Direct Listing of Class A Ordinary Shares

For	Against	Abstain
52,051,814,630	34,096,500	363,879,000

2.	Proposal 2: 32,000-for-1 Share Consolidation

For	Against	Abstain
52,410,974,930	38,266,200	549,000

3.	Proposal 3: Increase in Authorized Share Capital

For	Against	Abstain
52,044,523,730	42,372,000	362,894,400

4.	Proposal 4: Capital Reduction, Share Sub-Division, and Change in Authorized Share Capital

For	Against	Abstain
52,044,496,730	42,401,700	362,891,700

5.	Proposal 5: Potential Future Share Consolidations

For	Against	Abstain
52,048,775,330	38,128,500	362,886,300

(1)	Certain Class A Ordinary Shares were represented by the Company’s American Depositary Shares and the voting results set forth above are calculated based on voting power.

INCORPORATION BY REFERENCE

This Report on Form 6-K, including all exhibits hereto, is incorporated by reference into the registration statements on Form S-8 (File No. 333-248884) and on Form F-3, as amended (File Nos. 333-273087 and 333-281997), of Quhuo Limited and shall be deemed a part thereof from the date on which this Report on Form 6-K is furnished, to the extent not superseded by subsequently filed or furnished documents or reports.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Quhuo Limited

Date:	March 17, 2026	By:	/s/ Leslie Yu
			Name:	Leslie Yu
			Title:	Chairman and Chief Executive Officer